Exhibit(10)(C)

[Wachovia Letterhead]

January 31, 2006

Robert P. Kelly

[address]

Dear Bob,

This is to confirm that your accepting the position as Chairman, Chief Executive Officer and President of Mellon Financial Corporation and fulfilling the duties of that office will not constitute a violation of Section 7(b)(ii) of the Employment Agreement between you and Wachovia Corporation dated as of November 1, 2001. All of your other obligations under the Agreement will remain in full force and effect.

This will also confirm that I will recommend to Wachovia’s Management Resources & Compensation Committee that you receive an annual cash incentive award for 2005 equal to your target award of $2,000,000. If approved, you would receive this bonus when bonuses are paid to other senior executives.

I wish you all the best for the future.

Sincerely,

WACHOVIA CORPORATION

G. Kennedy Thompson

Chairman, President & CEO